Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Six Months Ended May 31,

	2008		2007

Net income	$626		$673
Income tax benefit, net	(4)		(13)

Income before income taxes	622		660

Fixed charges
Interest expense, net	200		178
Interest portion of rent expense(a)	8		7
Capitalized interest	28		23

Total fixed charges	236		208

Fixed charges not affecting earnings Capitalized interest	(28)		(23)

Earnings before fixed charges	$830		$845

Ratio of earnings to fixed charges	3.5	x	4.1	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.

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